SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2005

SHELL CANADA LIMITED

(Translation of registrant’s name into English)

400 – 4 Avenue S.W., Calgary, Alberta T2P 0J4

(Address of principal executive offices)

(indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F ☐	Form 40-F ☑

(indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☑

SIGNATURES

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SHELL CANADA LIMITED (Registrant)

Date: March 18, 2005	By:	“S.A. FISH” (Signature)

S.A. Fish, Vice President
(Name and Title)

	By:	“S.L. COSMESCU” (Signature)

S.L. Cosmescu, Assistant Secretary
(Name and Title)

FOR IMMEDIATE RELEASE
FRIDAY, MARCH 18, 2005

Shell Canada Limited Files Annual Oil and Gas Disclosure

Calgary, Alberta - Shell Canada Limited (the “Corporation”) announced today that it has filed its statement of reserves data, the reports of its internal qualified reserves evaluators and the related report of management and directors with the securities regulatory authorities in Canada.

This information is contained or incorporated by reference in the Corporation’s Annual Information Form for the year ended December 31, 2004, which can be found for viewing on the Corporation’s website at www.shell.ca or under its SEDAR profile at www.sedar.com.

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